UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June 2023
Commission File Number 001-39670

PURETECH HEALTH PLC
(Translation of registrant’s name into English)

6 Tide Street, Suite 400
Boston, Massachusetts 02210
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On August 29, 2023, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) issued a press release containing its half-year report and associated interim financial review and financial statements.
The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
Exhibits

99.1	Press Release of PureTech Health plc, dated August 29, 2023, titled "PureTech Health plc – Half-Year Report"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: August 29, 2023	By:	/s/ Daphne Zohar
	Name:	Daphne Zohar
	Title:	Chief Executive Officer